

Mail Stop 4720

December 14, 2017

Via E-mail
Mr. Juan Carlos Alvarez de Soto
Chief Financial Officer
Santander Consumer USA Holdings Inc.
1601 Elm Street, Suite 800
Dallas, TX 75201

> **Re:** **Santander Consumer USA Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2017**
> **Filed August 2, 2017**
> **Response Dated October 27, 2017**
> **File No. 001-36270**

Dear Mr. Alvarez:

We have reviewed your October 27, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Deferrals and Troubled Debt Restructurings, page 66

1.   We note your response to the first bullet of comment 2. Please incorporate this information into your disclosures going forward, as we believe it would be useful for investors to better understand your deferral process and related implications on your delinquency statistics.

Note 1 – Description of Business, Basis of Presentation, and Significant Accounting Policies and Practices, page 89

Retail Installment Contracts, page 90

2.   We note your response to the second bullet of comment 4 containing the enhanced disclosure you intend to make in future filings regarding the estimates and assumptions used in developing your prepayment estimate. We believe ASC 310-20-50-2 requires that the actual *quantitative* assumptions be disclosed. Please tell us, and revise future filings to disclose, the quantitative assumptions used in developing the prepayment estimate.

Leased Vehicles, net, page 92

3.   We note your response to comment 5 where you discuss how you re-estimate your residual values on a monthly basis, and use the results to adjust depreciation on a lease level basis. We also note per slide 10 of the Form 8-K furnished on October 30, 2017 that the total loss on lease vehicles returned to you and sold at auction increased from $28.3 million during the first nine months of 2016, to $109.8 million during the first nine months of 2017. In light of your process for re-estimating residual values on a monthly basis, please tell us why the level of losses recognized at auction has grown so substantially during 2017. Additionally, please tell us if, and, if so, how, you have incorporated this information into your process for re-estimating residual values.

4.   We note your response to comment 6 regarding the processes you perform in your impairment assessment for your investment in operating leases on a quarterly basis. In light of the fact that you have identified this policy as a critical accounting estimate, please revise future filings to discuss the specific assumptions you made during the performance of your impairment analysis. Specifically, disclose the fact that you believe residual values would have to experience a greater than 20% decline on a quarterly basis before you would conclude that decreases in residual values would represent an impairment indicator. Furthermore, during periods where no impairment triggers were identified, please disclose that fact.

Note 18 – Investment Gains/Losses, page 143

5.   We note your response to the second bullet of comment 9 where you state that the key driver to continued write-downs is the lower of cost or market adjustment recorded for each new *originated* loan, based on forecasted lifetime loss. Please respond to the following:

- In light of the fact that you disclosed on page 51 of your Form 10-K that your personal loan origination volume during 2016 was $199.4 million (down from $887.5

million during 2016), please tell us how during 2016 you could record $429.1 million of lower of cost or market adjustments due to customer default activity during on newly *originated* loans.

- Please quantify how much of the $429.1 million lower of cost or market adjustment due to customer default activity recognized during 2016 was for newly originated loans, versus existing loans.

- Similarly, in light of the fact that you disclosed on page 58 of the September 30, 2017 Form 10-Q that your personal loan origination volume during the nine months ended September 30, 2017 and 2016 was $5.7 million and $9.3 million, respectively, please tell us how you could record $246.5 million and $266.5 million, respectively, in lower of cost or market adjustments due to customer default activity on newly *originated* loans.

- Explain to us in detail the factors driving your personal loan origination volume during 2016 to be $199.4 million, but only $9.3 million during the nine months ended September 30, 2016 (as disclosed on page 58 of the September 30, 2017 Form 10-Q).

6.   We note your response to the third bullet of comment 9 containing the proposed disclosure you plan to make regarding the most significant unobservable inputs. Please respond to the following:

- In light of the fact that you disclose that you perform both a market and an income approach to determine fair value, please also disclose how you consider both of these methodologies in arriving at the final fair value estimate. For example, disclose how you weight each of the estimates obtained from the two methodologies and whether you follow a consistent approach each period.

- Clarify for us whether you obtain additional market bids each period for purposes of your market approach.

- Tell us why you have not disclosed the principal cash flows and net payment rate as part of your significant unobservable inputs.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Note 4 – Credit Loss Allowance and Credit Quality, page 19

7.   We note your response to comment 10 regarding the change to the required minimum payment for receivables acquired from unaffiliated third party originators or originated by the Company. Please respond to the following:

- Please revise and enhance your disclosures going forward to incorporate your statement that the payment following a partial one must be a full payment, or the account will become delinquent at that time.

- Please revise and enhance your disclosures in the December 31, 2017 Form 10-K to clarify that this change was driven by a change in servicing practices for loans originated after January 1, 2017.

- Please revise your disclosures in the December 31, 2017 Form 10-K to disclose that you reviewed the impact of this change on the amount and timing of loss recognition and concluded that the impact was not significant to the allowance for loan losses.

8. We note your response to comment 11 related to the disclosure change of your delinquency buckets. In light of the fact that your delinquency bucket disclosures will not clearly align with the calculation of your delinquency ratios, please consider quantifying the amount of loans that are more than 60 days past due in the section where you disclose the delinquency ratios.

9. We note your response to comment 12 related to your change in policy for returning loans back to accrual status. Please respond to the following:

- Tell us why your disclosure did not highlight this as a change from the policies previously disclosed in your December 31, 2016 Form 10-K, or clarify that it was just for new troubled debt restructurings (TDRs) after January 1, 2017.

- Given that the trend of the deterioration in the performance of your TDR portfolio was noted as early as 2016, tell us why you have elected to only apply this policy to new TDRs after January 1, 2017, and not all existing TDRs.

- Tell us whether you considered making changes to your TDR programs in light of the increasing deterioration noted in the effectiveness of the modifications.

- Revise your disclosures in the December 31, 2017 Form 10-K to clearly state your new policy and the periods for which it is effective.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Provision for Credit Losses, page 66

10. We note your response to comment 13 regarding the change in model used for estimating the allowance for loan losses from the vintage loss model to a transition based Markov model. Please respond to the following:

- You state in response to the second bullet that you noted that the losses forecasted by the Markov model for both non-TDR and TDR portfolios were much more precise, as compared to the legacy models. However, you also state in responses to the third and fourth bullets that you evaluated the impact of the change of the new model for both the first and second quarters of 2017 and the impact was immaterial. Please provide further detail as to how you concluded the losses forecasted by the new model were much more precise than the old model.

- You state in response to the third bullet that the net difference in the allowance for credit losses and impairment for your TDR and non-TDR retail installment contracts was immaterial, amounting to only 1.6%. However, please tell us whether you saw more significant changes in each component of the allowance. As part of your response, to the extent the changes in the individual components of the allowance changed significantly, please tell us the factors that you believe drove those differences.

- You state in response to the third bullet, you were able to refine your qualitative factors to align with the specificity provided by the Markov calculation, and that impact was not significant to the overall allowance for credit losses. Please explain in more detail how the factors were adjusted and directionally how the qualitative factor changed.

Deferrals and Troubled Debt Restructurings, page 123

11.   We note your response to comment 14 regarding modifications that are not considered to be troubled debt restructurings. Please clarify why you believe this change was driven by consumer practices when the change appears to be driven by a change in your own practices. As part of your response, please tell us whether you were directed to make this change by one of your regulators. Additionally, please enhance your disclosures to better explain this process, including the fact that the any change in APR is made within 7 days of the date the contract is signed.

You may contact Cara Lubit at 202-551-5909 or me at 202-551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services